MEMORANDUM OF AGREEMENT

Dated: June 29, 2009

Heng Zhou International Shipping Limited

Hereinafter called the Sellers, have agreed to sell, and

Chan Wing

hereinafter called the Buyers, have agreed to buy

Name: Heng Zhou

Class: International Register of Shipping

Built: 2007	By: Zhejiang Huaxia Ship Manufacturer Co, Ltd, China

Flag: Panama	Place of Registration: Panama

Call Sign: 3EKW5	Grt/Nrt: 4340T/2023T

IMO Number: 9444807

hereinafter called the Vessel, on the following terms and conditions:

1. Purchase Price

HONG KONG DOLLARS Sixty-two Million Three Hundred and Ninty-seven Thousand and Two Hundred and Eighty-seven (HK$62,397,287.00) Equivalent to UNITED STATES DOLLARS Eight Million Fifty-one Thousand and Two Hundred and Ninty-two. (USD 8,051,292.00)

2. Payment

a) As security for the correct fulfillment of this Agreement the Buyers shall pay a deposit of USD 200,000.00 latest by July 20, 2009. This deposit shall be placed with the bank which instructed by the sellers and held by them. Interest, if any, to be credited to the Buyers.

Norwegian Shipborkers’ Association’s Memorandum of Agreement for sale and purchase of ships. Adopted by The Baltic and International Maritime Council (BIMCO) in 1956.
Code-name SALEFORM 1993
Revised 1996, 1983 and 1986/87.

The said Purchase Price shall be paid in full free of bank charges to the bank account which instructed by the sellers as follow:

b) USD 3,000,000.00 shall be returned by bank remittance to the above bank account as given above latest by October 20, 2009.

c) USD 4,000,000.00 shall be returned by bank remittance to the above bank account as given above latest by December 31, 2009.

d) USD 851,292.00 shall be returned by bank remittance to the above bank account as given above latest by March 31, 2010.

3. Inspections

The Buyers have inspected the Vessel and her records and have accepted both and the sale is outright and definite, subject only to the terms and conditions of this Agreement.

4. Notices, time and place of delivery

a) When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

b) The Vessel shall be delivered and taken with clean/swept holds and clean bilges over safely afloat at a safe and accessible berth or anchorage at/in Changjiang River such as Zhangjiagang, Yangzhou etc, China in the Sellers’ option.

Expected time of delivery: July 20, 2009

Date of canceling: July 20, 2009 in the Buyers’ option if the Sellers do not deliver the Vessel on July 20, 2009

c) If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the canceling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new canceling date. Upon receipt of such notification the Buyers shall have the option of either canceling this Agreement in accordance with Clause 10 within 7 running days of receipt of the notice or of accepting the new date as the new canceling date. If the Buyers have not declared his option within 7 running days of receipt of the Sellers’ notification or if the Buyers accept the new date, the date proposed in the Sellers’ notification shall be deemed to be the new canceling date and shall be substituted for the canceling date stipulated in [Section 4b].

If this Agreement is maintained with the new canceling date all other terms and conditions hereof including those contained in Clauses 4a) and 4c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 10 for the Vessel not being ready by the original cancelling date.

d) Should the Vessel become an actual, constructive or compromised total loss before delivery, this Agreement shall be null and void.

5. Spares/bunkers, etc.

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s), if any, belonging to the Vessel at the time of signing of the Agreement used or unused, whether on board or not shall become the Buyers’ property, but spares on order are to be excluded. Forwarding charges, if any, shall be for the Buyers’ account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propeller blade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. The radio installation and navigational equipment shall be included in the sale without extra payment Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Sellers’ flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers’ vessel(s), shall be excluded without compensation. Captain’s, Officers’ and Crew’s personal belongings including the slop chest are to be excluded from the sale, as well as the following additional items (including items on hire):

The Buyers shall take over remaining bunkers and unused lubricating oils in storage tanks and sealed drums and pay at the last invoiced price supported by vouchers.

Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

6. Documentation

The place of closing: 5F, 950 Dalian Road, Shanghai, P.R.C

In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents, namely:

a) Legal Bill of Sale in a form recordable in the country in which the Buyers are to register the Vessel, warranting that the Vessel is free from all encumbrances, mortgages and maritime liens or any other debts or claims whatsoever.

b) Current Certificate of Ownership issued by the competent authorities of the flag state of the Vessel.

c) Confirmation of Class.

d) Current Certificate that the Vessel is free from registered encumbrances.

e) Any such additional documents as may reasonably be required by the competent authorities for the purpose of registering the Vessel, provided the Buyers notify the Sellers of any such documents as soon as possible after the date of this Agreement.

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

At the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as all plans etc., which are on board the Vessel. Other certificates which are on board the Vessel shall also be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers’ possession shall be promptly forwarded to the Buyers at their expense. The Sellers may keep the Vessel’s log books but the Buyers to have the right to take copies of same.

7. Taxes, etc.

Any taxes, fees and expenses in connection with the purchase shall be for the Buyers’ account.

8. Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers’ risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was as the time of inspection, fair wear and tear excepted.

However, the Vessel shall be delivered with her current trading certificates to be clean and valid at time of delivery. class maintained without condition/recommendation, free of average damage affecting the Vessel’s class, If the Vessel is taken over without inspection, the date of this Agreement shall be the relevant date.

9. Buyers’ default

Should the Purchase Price not be paid in accordance with Clause 2, the Sellers have the right to cancel the Agreement, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

10. Sellers’ default

Should the Sellers fail to give Notice of Readiness in accordance with Clause 4a) or fail to be ready to validly complete a legal transfer by the date stipulated in [Section 4b] the Buyers shall have the option of canceling this Agreement provided always that the Sellers shall be granted a maximum of 3 banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 6.

If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in [Section 4b] and new Notice of Readiness given, the Buyers shall retain his option to cancel. Should the Sellers fail to give Notice of Readiness by the date stipulated in [Section 4b] or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for his loss and for all expenses together with interest if his failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

11. Arbitration

This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in Hong Kong in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or reenactment thereof for the time being in force, one arbitrator being appointed by each other. On the receipt by one party of the nomination in writing of the other party’s arbitrator, that party shall appoint their arbitrator within fourteen days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final.

The Sellers	The Buyers

This document is a computer generated copy of “SALEFORM 1993”, printed by authority of the Norwegian Shipbrokers’ Association, using software which is the copyright of Strategic Software Ltd. Any insertion or deletion to the form must be clearly visible. In the event of any modification made to the preprinted text of this document, the original document shall apply. The Norwegian Shipborkers’ Association and Strategic Software Ltd. Assume no responsibility for any loss or damage caused as a result of discrepancies between the original approved document and this document